EXHIBIT 12
NORTHWEST NATURAL GAS COMPANY
Ratios of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,					12 Months Ended June 30,	Six Months(1) Ended June 30,
In thousands, except share data	2012	2011	2010	2009	2008	2013	2013
Fixed Charges, as defined:
Interest on Long-Term Debt	$39,175	$37,515	$39,198	$37,447	$33,605	$39,497	$20,070
Other Interest	2,314	2,976	1,587	1,937	4,022	2,824	1,307
Amortization of Debt Discount and Expense	1,848	1,729	1,766	1,503	700	1,848	927
Interest Portion of Rentals	1,864	2,213	2,130	1,735	1,551	1,775	938
Total Fixed Charges, as defined	45,201	44,433	44,681	42,622	39,878	45,944	23,242
Earnings, as defined:
Net Income(2)	58,779	63,044	72,013	74,632	69,160	57,033	39,765
Taxes on Income(2)	43,403	42,825	49,033	46,349	40,438	42,270	27,298
Fixed Charges, as above	45,201	44,433	44,681	42,622	39,878	45,944	23,242
Total Earnings, as defined(2)	$147,383	$150,302	$165,727	$163,603	$149,476	$145,247	$90,305
Ratios of Earnings to Fixed Charges(2)	3.26	3.38	3.71	3.84	3.75	3.16	3.89

(1) A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratios of earnings to fixed charges for the interim periods are not necessarily indicative of the results for a full year.
(2) Prior period balances have been adjusted for a prior period error identified during the first quarter of 2013. See Note 14 for additional detail on this error.